UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2019 annual shareholder meeting. The 2019 meeting will be held on November 14, 2019, at 9:00 p.m., Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. A copy of the proxy statement and proxy card is attached hereto as Exhibit 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	2019 Notice of Annual General Meeting and Proxy Statement

99.2	Form of Proxy Card

3